UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number 1-14542
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Translation of registrant’s name into English)
Room B 7/Fl., No.132, Sec. 3
Min-Sheng East Road, Taipei, 105, Taiwan
Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Attached hereto as exhibit 99.1 and filed as part of this report is the press release issued by the registrant on November 17, 2010.

Exhibit 99.1	Press Release, dated November 17, 2010, announcing Asia Pacific Wire & Cable Corporation Limited’s unaudited consolidated financial results for the nine-month period ended September 30, 2010.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
By:	/s/ Frank Tseng
	Name:	Frank Tseng
	Title:	Chief Financial Officer

Date: December 1, 2010
Exhibit Index

Exhibit 99.1	Press Release, dated November 17, 2010, announcing Asia Pacific Wire & Cable Corporation Limited’s unaudited consolidated financial results for the nine-month period ended September 30, 2010.